FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 25, 2012

Commission File Number 001-31335

AU Optronics Corp.

(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “Convening of an investor/press conference concerning financial or business information”, dated July 25, 2012.

2.	Investor Conference Materials entitled, “AU Optronics Corp. Second Quarter 2012 Results”, dated July 25, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: July 25, 2012	By:	/s/ Andy Yang
	Name:	Andy Yang
	Title:	Chief Financial Officer

AU Optronics Corp.

July 25, 2012

English Language Summary

Subject:	Convening of an investor/press conference concerning financial or business information

Regulation:	Published pursuant to Article 2-49 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2012/07/25

Content:

1.	Date of occurrence of the event:2012/07/25

2.	Company name: AU Optronics Corp.

3.	Relationship to the Company (please enter “head office” or “affiliate company”): head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

A. Financial or business information:

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today held its investors conference and announced its unaudited earnings results for the second quarter of 2012(1).

Consolidated revenue in the second quarter of 2012 was NT$95,189 million (US$3,194 million) (2), up 17.4% from the previous quarter. Gross profit was -NT$3,186 million (-US$107 million), with the gross margin of -3.3%. Operating loss was NT$10,470 million (US$351 million), with the operating margin of -11%. AUO’s net loss for the second quarter of 2012 was NT$12,461 million (US$418 million). Net loss attributable to equity holders of the parent company was NT$12,274 million (US$412 million), or a basic EPS of -NT$1.39 (-US$0.47 per ADR).

2Q2012 Result Highlights

AUO’s unaudited consolidated results for the second quarter of 2012 were highlighted as below:

Revenue was NT$95,189 million, up 17.4% quarter-over-quarter

Net loss was NT$12,461 million

Basic EPS was -NT$1.39

Gross margin was -3.3%, improved by 4.7% from the previous quarter

Operating margin was -11%, improved by 5.6% from the previous quarter

EBITDA (3) margin was 9.4%

In the second quarter of 2012, shipments for AUO’s large-sized panel shipments reached around 31.7 million units, up by 16.5% quarter-over-quarter. Shipments for small and medium-sized panels were around 38.0 million units, up 3.6% quarter-over-quarter.

“Through proper inventory control in the second quarter, our days of inventory decreased to 49 days, compared with 53 days in the previous quarter. Both of our gross margin and operating margin have improved during the quarter. Meanwhile, our EBITDA margin also improved sequentially to 9.4%.” said Mr. Andy Yang, Chief Financial Officer of AUO.

Over the past few quarters, AUO has worked proactively in the development of new technologies and invested in the high-end displays, in an effort to attempt to overcome the adverse effects of the weak macroeconomics. Although the introduction of the new technologies and new products may affect the company’s operating results in the short-term, the AUO management team believes this is the best way to enhance the Company’s long-term competitiveness, which could also help the Company to capture the business opportunities from key customers in the high end product segment. In the future, AUO will continuously focus on the innovation of technologies and improve the efficiency of mass production, aiming to effectively transform value added products into profitability.

(1) All financial information was unaudited and was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”).

(2) Amounts converted by an exchange rate of NTD29.80:USD1 based on Federal Reserve Bank of New York, USA as of June 30, 2012.

(3) EBITDA=Operating Income +D&A, that is, operating income before depreciation and amortization.

B. The Company has reached settlement agreements respectively with Direct Purchaser Plaintiffs (“DPP”) and Indirect Purchaser Plaintiffs (“IPP”) together with eight states in connection with an antitrust civil class action in the United States District Court for the Northern District of California pending court approval, at which time the Company will make further announcement. The settlement amount with DPP is $38 Million. The settlement amount with IPP and eight settling states is $161.5 Million and the Company also agreed to pay $8.5 Million as civil penalties to the eight settling states to settle the matter.

The Company has made provisions as it deems appropriate in the relevant financial reporting periods. Therefore we expect that the settlement should not cause material impact to the Company’s finance or business in the third quarter of 2012.

6.Countermeasures: N/A

7.Any other matters that need to be specified:N/A

AU Optronics Corp. Second Quarter 2012 Results Investor Conference 2012 July 25, 2012 AUO Proprietary & Confidential Safe Harbor Notice • The statements included in this presentation that are not historical in nature are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics’ future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics’ current expectations. • Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates. • In addition, any financial information contained herewithin is presented in conformity with accounting principles generally accepted in the Republic of China (“ROC GAAP”). Readers should be cautioned that these accounting principles differ in many material respects from accounting principles generally accepted in the United States of America (“US GAAP”). • Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise. • Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics’ forward-looking statements or some of the major differences between ROC GAAP and US GAAP can be found in AU Optronics’ Annual Report on Form 20-F with respect to the year ended December, 2011 filed with the United States Securities and Exchange Commission. 2 AUO Proprietary & Confidential

Consolidated Income Statement Amount : NT$ Million Except Per Share Data 2Q'12 1Q'12 QoQ % 2Q'11 Net Sales 95,189 100.0% 81,102 100.0% 17.4% 98,050 100.0% Cost of Goods Sold (98,375) (103.3%) (87,550) (108.0%) 12.4% (100,531) (102.5%) Gross Loss (3,186) (3.3%) (6,449) (8.0%) (50.6%) (2,482) (2.5%) Operating Expenses (7,284) (7.7%) (7,037) (8.7%) 3.5% (6,638) (6.8%) Operating Loss (10,470) (11.0%) (13,485) (16.6%) (22.4%) (9,120) (9.3%) Net Non-operating Expenses (1,372) (1.4%) (544) (0.7%) 152.3% (2,229) (2.3%) Loss before Tax (11,842) (12.4%) (14,029) (17.3%) (15.6%) (11,349) (11.6%) Net Loss (12,461) (13.1%) (13,796) (17.0%) (9.7%) (10,766) (11.0%) Attributable to: Equity holders of the parent company (12,274) (12.9%) (13,604) (16.8%) (9.8%) (10,801) (11.0%) Minority interest (187) (0.2%) (192) (0.2%) (2.2%) 35 0.0% Net Loss (12,461) (13.1%) (13,796) (17.0%) (9.7%) (10,766) (11.0%) Basic EPS (NT$)( a) (1.39) (1.54) (9.8%) (1.22) Operating Income + D&A 8,921 9.4% 6,612 8.2% 34.9% 13,292 13.6% Unit Shipments (mn)( b ) Large Size Panels 31.7 27.3 16.5% 29.6 Small & Medium Size Panels 38.0 36.7 3.6% 45.5 – Unaudited, prepared by AUO on a consolidated basis (a) Basic EPS was calculated based on the total weighted average outstanding shares of each quarter (8,827m shares in 2Q’12, in 1Q’12 and in 2Q’11) by retroactively adjusting to stock dividend and stock bonus (b) Large size refers to panels that are 10 inches and above 3 AUO Proprietary & Confidential Consolidated Balance Sheet Highlights Amount : NT$ Million 2Q'12 1Q'12 QoQ % 2Q'11 Cash & ST Investment 85,463 86,567 (1.3%) 87,421 Inventory 50,847 54,185 (6.2%) 52,611 Short Term Debt( a ) 55,182 54,799 0.7% 37,159 Long Term Debt 197,983 196,375 0.8% 164,763 Equity 196,102 206,836 (5.2%) 253,723 Total Assets 596,573 604,606 (1.3%) 619,457 Inventory Turnover (Days)( b ) 49 53 46 Debt to Equity 129.1% 121.4% 79.6% Net Debt to Equity 85.5% 79.6% 45.1% – Unaudited, prepared by AUO on a consolidated basis (a) Short term debt refers to all interest bearing debt maturing within one year (b) Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days 4 AUO Proprietary & Confidential

Consolidated Cash Flow Highlights Amount : NT$ Million 2Q'12 1Q'12 QoQ From Operating Activities 8,334 (11,940) 20,274 Net Loss (12,461) (13,796) 1,335 Depreciation & Amortization 19,392 20,098 (706) Net Change in Working Capital (332) (16,568) 16,235 From Investing Activities (11,343) (14,917) 3,574 Capital Expenditure (11,334) (14,367) 3,033 From Financing Activities 2,098 22,202 (20,104) Net Change in Debt 527 21,658 (21,131) Net Change in Cash( a) (1,104) (4,269) 3,165 – Unaudited, prepared by AUO on a consolidated basis (a) In addition to cash generated from operating, investing and financing activities, net change in cash also included effect on currency exchange of foreign subsidiaries 5 AUO Proprietary & Confidential Consolidated Revenues by Application 100% 16% 17% 19% 17% 15% 80% 19% 19% 19% 20% 17% 60% 14% 14% 16% 17% 18% 40% 45% 44% 42% 42% 40% 20% 6% 6% 6% 6% 6% 0% 2Q11 3Q11 4Q11 1Q12 2Q12 Others TV Monitor Notebook/Tablet CP – Unaudited, prepared by AUO on a consolidated basis – CP: Consumer products 6 AUO Proprietary & Confidential

Consolidated Shipments & ASP by Area Shipments in square meter ASP per square meter (K m2) (US$) 1,000 4,000 800 $7 2 7 $7 1 3 $6 7 2 $6 4 9 $6 4 3 3,000 600 4 ,7 2 0 4 ,4 0 1 4 ,5 1 2 4 ,1 5 6 2,000 3 ,9 6 1 400 1,000 200 0 0 2Q11 3Q11 4Q11 1Q12 2Q12 2Q11 3Q11 4Q11 1Q12 2Q12 – Unaudited, prepared by AUO on a consolidated basis – ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Directorate General of Customs, ROC Ministry of Finance of each respective quarter 7 AUO Proprietary & Confidential Consolidated Small & Medium Panel Shipments by Area & Revenues Shipments in square meter Revenues (K m2) (NT$mn) 160.0 $16,000 $14,275 13,739 $14,000 $12,115 120.0 $12,000 10,950 10,310 $10,000 168.0 80.0 $8,000 149.9 148.7 130.6 123.4 $6,000 40.0 $4,000 $2,000 0.0 $0 2Q11 3Q11 4Q11 1Q12 2Q12 2Q11 3Q11 4Q11 1Q12 2Q12 – Unaudited, prepared by AUO on a consolidated basis – Small & Medium size refers to panels that are under 10 inches 8 AUO Proprietary & Confidential

Capacity by Area K m2 Quarterly Producible Capacity by Area 2,500 2,000 G8.5 G7.5 1,500 G6 G5 G4 & G4.5 1,000 G3.5 500 0 Q3'11 Q4'11 Q1'12 Q2'12 Q3'12(F) 9 AUO Proprietary & Confidential www.auo.com ir@auo.com 10 AUO Proprietary & Confidential

AU OPTRONICS CORP.

CONSOLIDATED BALANCE SHEET

June 30, 2012 and 2011

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	June 30, 2012			June 30, 2011		YoY
	USD	NTD	%	NTD	%	Change	%
ASSETS
Cash and Cash Equivalents	2,868	85,463	14.3	87,421	14.1	(1,958)	(2.2)
Notes & Accounts Receivables	1,767	52,670	8.8	58,684	9.5	(6,013)	(10.2)
Other Current Financial Assets	94	2,813	0.5	1,529	0.2	1,284	84.0
Inventories	1,706	50,847	8.5	52,611	8.5	(1,764)	(3.4)
Other Current Assets	419	12,475	2.1	12,907	2.1	(432)	(3.3)

Total Current Assets	6,855	204,268	34.2	213,151	34.4	(8,883)	(4.2)

Long-term Investments	562	16,753	2.8	18,255	2.9	(1,502)	(8.2)

Fixed Assets	31,813	948,039	158.9	894,500	144.4	53,539	6.0
Less: Accumulated Depreciation	(20,366)	(606,901)	(101.7)	(532,511)	(86.0)	(74,390)	14.0

Net Fixed Assets	11,448	341,138	57.2	361,989	58.4	(20,851)	(5.8)

Other Assets	1,155	34,415	5.8	26,062	4.2	8,352	32.0

Total Assets	20,019	596,573	100.0	619,457	100.0	(22,883)	(3.7)

LIABILITIES
Short-term Borrowings	181	5,408	0.9	1,140	0.2	4,268	374.3
Accounts Payable	2,647	78,884	13.2	91,111	14.7	(12,227)	(13.4)
Current Installments of Long-term Borrowings	1,670	49,774	8.3	36,018	5.8	13,755	38.2
Current Financial Liabilities	2	49	0.0	245	0.0	(196)	(79.9)
Accrued Expense & Other Current Liabilities	1,378	41,052	6.9	42,714	6.9	(1,662)	(3.9)
Machinery and Equipment Payable	582	17,334	2.9	16,594	2.7	740	4.5

Total Current Liabilities	6,460	192,501	32.3	187,822	30.3	4,679	2.5

Long-term Borrowings	5,910	176,105	29.5	137,936	22.3	38,168	27.7
Bonds Payable	734	21,878	3.7	26,826	4.3	(4,949)	(18.4)
Non Current Financial Liabilities	8	232	0.0	223	0.0	9	4.0
Other Long-term Liabilities	327	9,757	1.6	12,926	2.1	(3,170)	(24.5)

Total Long-term Liabilities	6,979	207,971	34.9	177,912	28.7	30,059	16.9

Total Liabilities	13,439	400,472	67.1	365,734	59.0	34,738	9.5

SHAREHOLDERS’ EQUITY
Common Stock	2,962	88,270	14.8	88,270	14.2	0	0.0
Capital Surplus	3,852	114,795	19.2	116,272	18.8	(1,477)	(1.3)
Retained Earnings	(868)	(25,878)	(4.3)	34,013	5.5	(59,891)	—
Cumulative Translation Adjustments	46	1,356	0.2	262	0.0	1,094	417.0
Unrealized Gain (Loss) on Financial Products	(4)	(108)	0.0	456	0.1	(564)	—
Net loss not recognized as pension cost	(0)	(2)	0.0	(1)	0.0	(1)	46.9
Minority Interest	593	17,668	3.0	14,449	2.3	3,218	22.3

Total Shareholders’ Equity	6,581	196,102	32.9	253,723	41.0	(57,621)	(22.7)

Total Liabilities & Shareholders’ Equity	20,019	596,573	100.0	619,457	100.0	(22,883)	(3.7)

Note: (1)	Unaudited, prepared by AUO based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.80 per USD as of June 30, 2012

AU OPTRONICS CORP.

CONSOLIDATED INCOME STATEMENT

For the Three Months Ended June 30, 2012 and 2011 and March 31, 2012

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	2Q 2012		% of	2Q 2011	YoY	2Q 2012		% of	1Q 2012	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %

Net Sales	3,194	95,189	100.0	98,050	(2.9)	3,194	95,189	100.0	81,102	17.4
Cost of Goods Sold	3,301	98,375	103.3	100,531	(2.1)	3,301	98,375	103.3	87,550	12.4

Gross Loss	(107)	(3,186)	(3.3)	(2,482)	28.4	(107)	(3,186)	(3.3)	(6,449)	(50.6)

Operating Expenses	244	7,284	7.7	6,638	9.7	244	7,284	7.7	7,037	3.5

Operating Loss	(351)	(10,470)	(11.0)	(9,120)	14.8	(351)	(10,470)	(11.0)	(13,485)	(22.4)

Net Non-Operating Expense	(46)	(1,372)	(1.4)	(2,229)	(38.5)	(46)	(1,372)	(1.4)	(544)	152.3

Loss before Income Tax	(397)	(11,842)	(12.4)	(11,349)	4.3	(397)	(11,842)	(12.4)	(14,029)	(15.6)

Income Tax Benefit (Expense)	(21)	(619)	(0.7)	583	—	(21)	(619)	(0.7)	234	—

Net Loss	(418)	(12,461)	(13.1)	(10,766)	15.7	(418)	(12,461)	(13.1)	(13,796)	(9.7)

Attributable to:
Equity Holders of The Parent Company	(412)	(12,274)	(12.9)	(10,801)	13.6	(412)	(12,274)	(12.9)	(13,604)	(9.8)
Minority Interest	(6)	(187)	(0.2)	35	—	(6)	(187)	(0.2)	(192)	(2.2)

Net Loss	(418)	(12,461)	(13.1)	(10,766)	15.7	(418)	(12,461)	(13.1)	(13,796)	(9.7)

Basic Earnings Per Share	(0.05)	(1.39)		(1.22)		(0.05)	(1.39)		(1.54)

Basic Earnings Per ADR(3)	(0.47)	(13.90)		(12.24)		(0.47)	(13.90)		(15.41)

Weighted-Average Shares Outstanding (‘M)		8,827		8,827			8,827		8,827

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.80 per USD as of June 30, 2012
(3)	1 ADR equals 10 common shares

AU OPTRONICS CORP.

CONSOLIDATED STATEMENT OF CASH FLOW

For the Period Ended June 30, 2012 and 2011

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	1H 2012		1H 2011
	USD	NTD	NTD
Cash Flow from Operating Activities:
Net Loss	(881)	(26,256)	(24,664)
Depreciation & Amortization	1,325	39,489	44,802
Investment Gain under Equity Method	(6)	(176)	(278)
Changes in Working Capital	(567)	(16,900)	(13,896)
Changes in Others	8	238	(3,654)

Net Cash Provided (Used) by Operating Activities	(121)	(3,606)	2,310

Cash Flow from Investing Activities:
Proceeds from Disposal of AFS Investments	11	339	20
Acquisition of Property, Plant and Equipment	(862)	(25,700)	(28,804)
Proceeds from Disposal of Property, Plant and Equipment	1	38	39
Increase in Long-term Investments and AFS Investments	(8)	(240)	(1,652)
Proceeds from Disposal of Long-term Investments and AFS Investments	0	0	3,840
Decrease (Increase) in Restricted Cash in Banks	(12)	(371)	5
Increase in Deferred Assets and Intangible Assets	(11)	(319)	(759)
Increase in Other Assets	(0)	(7)	(171)

Net Cash Used in Investing Activities	(881)	(26,260)	(27,481)

Cash Flow from Financing Activities:
Decrease in Short-term Borrowings	(82)	(2,443)	(43)
Increase (Decrease) in Guarantee Deposits	(1)	(37)	885
Increase in Long-term Borrowings and Bonds Payable	826	24,628	21,976
Cash Dividends	(2)	(46)	0
Change in Minority Interest	74	2,198	641

Net Cash Provided by Financing Activities	815	24,300	23,459

Change in Consolidated Entity	1	31	0
Effect of Exchange Rate Changes on Cash	5	163	(365)

Net Decrease in Cash and Cash Equivalents	(180)	(5,374)	(2,077)
Cash and Cash Equivalents at Beginning of Period	3,048	90,837	89,498

Cash and Cash Equivalents at End of Period	2,868	85,463	87,421

Note: (1)	Unaudited, prepared by AUO based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.80 per USD as of June 30, 2012

AU OPTRONICS CORP.

UNCONSOLIDATED BALANCE SHEET

June 30, 2012 and 2011

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	June 30, 2012			June 30, 2011		YoY
	USD	NTD	%	NTD	%	Change	%
ASSETS
Cash and Cash Equivalents	1,664	49,573	10.1	48,911	9.1	662	1.4
Notes & Accounts Receivables	1,691	50,392	10.2	55,132	10.3	(4,740)	(8.6)
Other Current Financial Assets	66	1,952	0.4	1,303	0.2	649	49.8
Inventories	1,317	39,259	8.0	41,153	7.7	(1,894)	(4.6)
Other Current Assets	302	8,987	1.8	10,760	2.0	(1,773)	(16.5)

Total Current Assets	5,039	150,163	30.5	157,259	29.4	(7,096)	(4.5)

Long-term Investments	2,481	73,935	15.0	71,308	13.3	2,627	3.7

Fixed Assets	24,582	732,549	148.9	722,008	135.0	10,541	1.5
Less: Accumulated Depreciation	(16,613)	(495,069)	(100.6)	(438,507)	(82.0)	(56,562)	12.9

Net Fixed Assets	7,969	237,481	48.3	283,501	53.0	(46,020)	(16.2)

Other Assets	1,018	30,322	6.2	22,573	4.2	7,750	34.3

Total Assets	16,507	491,901	100.0	534,640	100.0	(42,739)	(8.0)

LIABILITIES
Short-term Borrowings	64	1,900	0.4	0	0.0	1,900	—
Accounts Payable	2,651	78,988	16.1	88,951	16.6	(9,963)	(11.2)
Current Installments of Long-term Borrowings	1,513	45,081	9.2	32,033	6.0	13,048	40.7
Current Financial Liabilities	1	28	0.0	49	0.0	(21)	(42.1)
Accrued Expense & Other Current Liabilities	921	27,459	5.6	31,427	5.9	(3,967)	(12.6)
Machinery and Equipment Payable	329	9,797	2.0	13,632	2.5	(3,835)	(28.1)

Total Current Liabilities	5,478	163,253	33.2	166,091	31.1	(2,838)	(1.7)

Long-term Borrowings	4,230	126,048	25.6	99,629	18.6	26,419	26.5
Bonds Payable	734	21,878	4.4	26,818	5.0	(4,941)	(18.4)
Non Current Financial Liabilities	4	113	0.0	212	0.0	(99)	(46.7)
Other Long-term Liabilities	73	2,175	0.4	2,616	0.5	(441)	(16.9)

Total Long-term Liabilities	5,041	150,214	30.5	129,276	24.2	20,938	16.2

Total Liabilities	10,519	313,467	63.7	295,367	55.2	18,100	6.1

SHAREHOLDERS’ EQUITY
Common Stock	2,962	88,270	17.9	88,270	16.5	0	0.0
Capital Surplus	3,852	114,795	23.3	116,272	21.7	(1,477)	(1.3)
Retained Earnings	(868)	(25,878)	(5.3)	34,013	6.4	(59,891)	—
Cumulative Translation Adjustments	46	1,356	0.3	262	0.0	1,094	417.0
Unrealized Gain (Loss) on Financial Products	(4)	(108)	0.0	456	0.1	(564)	—
Net loss not recognized as pension cost	(0)	(2)	0.0	(1)	0.0	(1)	46.9

Total Shareholders’ Equity	5,988	178,434	36.3	239,273	44.8	(60,839)	(25.4)

Total Liabilities & Shareholders’ Equity	16,507	491,901	100.0	534,640	100.0	(42,739)	(8.0)

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.80 per USD as of June 30, 2012

AU OPTRONICS CORP.

UNCONSOLIDATED INCOME STATEMENT

For the Three Months Ended June 30, 2012 and 2011 and March 31, 2012

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	2Q 2012		% of	2Q 2011	YoY	2Q 2012		% of	1Q 2012	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	3,079	91,754	100.0	93,393	(1.8)	3,079	91,754	100.0	77,572	18.3
Cost of Goods Sold	3,178	94,715	103.2	97,442	(2.8)	3,178	94,715	103.2	83,918	12.9

Gross Loss	(99)	(2,960)	(3.2)	(4,049)	(26.9)	(99)	(2,960)	(3.2)	(6,346)	(53.4)

Operating Expenses	192	5,730	6.2	5,593	2.5	192	5,730	6.2	5,488	4.4

Operating Loss	(292)	(8,690)	(9.5)	(9,642)	(9.9)	(292)	(8,690)	(9.5)	(11,834)	(26.6)

Net Non-Operating Expenses	(120)	(3,583)	(3.9)	(2,042)	75.5	(120)	(3,583)	(3.9)	(2,210)	62.2

Loss before Income Tax	(412)	(12,274)	(13.4)	(11,685)	5.0	(412)	(12,274)	(13.4)	(14,044)	(12.6)

Income Tax Benefit (Expense)	(0)	(0)	(0.0)	884	—	(0)	(0)	(0.0)	440	—

Net Loss	(412)	(12,274)	(13.4)	(10,801)	13.6	(412)	(12,274)	(13.4)	(13,604)	(9.8)

Basic Earnings Per Share	(0.05)	(1.39)		(1.22)		(0.05)	(1.39)		(1.54)

Basic Earnings Per ADR(3)	(0.47)	(13.90)		(12.24)		(0.47)	(13.90)		(15.41)

Weighted-Average Shares Outstanding (‘M)		8,827		8,827			8,827		8,827

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.80 per USD as of June 30, 2012
(3) 1 ADR equals 10 common shares

AU OPTRONICS CORP.

UNCONSOLIDATED STATEMENT OF CASH FLOW

For the Period Ended June 30, 2012 and 2011

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	1H 2012		1H 2011
	USD	NTD	NTD
Cash Flow from Operating Activities:
Net Loss	(868)	(25,878)	(24,778)
Depreciation & Amortization	1,047	31,208	37,763
Investment Loss under Equity Method	112	3,332	1,437
Changes in Working Capital	(497)	(14,816)	(13,441)
Changes in Others	8	247	(2,230)

Net Cash Used in Operating Activities	(198)	(5,906)	(1,251)

Cash Flow from Investing Activities:
Acquisition of Property, Plant and Equipment	(361)	(10,761)	(17,555)
Proceeds from Disposal of Property, Plant and Equipment	0	7	153
Increase in Long-term Investments and AFS Investments	(83)	(2,466)	(2,274)
Proceeds from Disposal of Long-term Investments and AFS Investments	0	0	2,209
Decrease(Increase) in Restricted Cash in Banks	0	2	(1)
Increase in Deferred Assets and Intangible Assets	(6)	(169)	(321)
Increase in Other Assets	(0)	(9)	(132)

Net Cash Used in Investing Activities	(450)	(13,396)	(17,921)

Cash Flow from Financing Activities:
Decrease in Short-term Borrowings	(84)	(2,500)	0
Increase in Guarantee Deposits	0	0	761
Increase in Long-term Borrowings and Bonds Payable	557	16,611	15,357

Net Cash Provided by Financing Activities	474	14,111	16,117

Effect of Exchange Rate Changes on Cash	(2)	(61)	(496)

Net Decrease in Cash and Cash Equivalents	(176)	(5,253)	(3,550)
Cash and Cash Equivalents at Beginning of Period	1,840	54,825	52,460

Cash and Cash Equivalents at End of Period	1,664	49,573	48,911

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP

(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.80 per USD as of June 30, 2012